Exhibit 4(vi)

DESCRIPTION OF SECURITIES

The following is a description of (i) the material terms of our Second Amended and Restated Articles of Incorporation (“Articles of Incorporation”) and Amended and Restated Bylaws (“Bylaws”) and (ii) certain applicable provisions of Nevada law. We refer you to our Articles of Incorporation and Bylaws, copies of which have been filed with the SEC. Defined terms not otherwise defined herein shall have the definitions set forth in the Articles of Incorporation and/or Bylaws.

Authorized Capitalization

We are authorized to issue up to (i) 75,000,000 shares of common stock, par value $0.001 per share and (ii) 3,000,000 shares of blank check preferred stock, par value of $0.001 per share, of which 1,000,000 shares are designated as “Series A Convertible Preferred Stock”, $0.001 par value per share (the “Series A Preferred Stock”).

Common Stock

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our Board of Directors (“Board”). In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. Each outstanding share of common stock entitles the holder thereof to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights.

Economic Rights. Except as otherwise expressly provided in our Articles of Incorporation or required by applicable law, all shares of common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

No Preemptive or Similar Rights. The holders of our shares of common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

We may issue up to a total of 3,000,000 shares of preferred stock in one or more classes or series within a class pursuant to our Articles of Incorporation. Our Board is authorized to establish the number of shares to be included in each such series and issue the additional shares of authorized preferred stock with such designations, preferences and relative, participating, optional, conversion or other special rights (if any) of such series and the qualifications, limitations or restrictions (if any) thereof, as our Board may in the future establish by resolution(s). No vote of the holders of our common stock or preferred stock would be required for the creation or issuance of a series of preferred stock, unless otherwise expressly required by our Articles of Incorporation, the preferred stock designation creating any series of Preferred Stock, or to the extent required by the Nevada Revised Statutes or the Nasdaq Stock Market LLC (“Nasdaq”).

The particular terms of any series of preferred stock may among others terms include the following which is not an exhaustive list:

●	the number of shares of the preferred stock being designated;
●	the title and liquidation preference per share of the preferred stock;
●	the purchase price of the preferred stock;
●	the dividend rate or method for determining the dividend rate;
●	the dates on which dividends will be paid;
●	whether dividends on the preferred stock will be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate;
●	any redemption or sinking fund provisions applicable to the preferred stock;
●	designation of voting rights that may be senior or superior to those of held by holders of Common Stock; and/or
●	any additional dividend, liquidation, redemption, sinking fund, ant-dilution rights, conversion rights, rights to participate in future financings, protective rights and other rights, restrictions and terms applicable to the preferred stock.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

The Series A Preferred Stock

We have designated 1,000,000 shares of preferred stock as “Series A Convertible Preferred Stock”, which rights, preferences, privileges and restrictions are set forth in our Articles of Incorporation.

The Series A Preferred Stock have material rights that are superior to the rights of holder of Common Stock. A summary of the material rights, preferences, privileges and restrictions of the Series A Preferred Stock are set forth as follows:

Rank. With respect to payment of dividends and distribution of assets upon liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, all shares of Series A Preferred Stock rank senior to all the Common Stock and any other class of securities that is specifically designated as junior to the Series A Preferred Stock (“Junior Securities”).

Voting Rights. The holders of shares of Series A Preferred Stock have a right to vote as a single class with the holders of Common Stock on an as-if-converted-to-Common-Stock-basis based on the greater of the (i) Conversion Price, or the (ii) Minimum Price as defined in Rule 5635(d) of the Nasdaq Listing Rules, except that holders of Series A Preferred Stock shall have the right to vote as a separate class with respect to certain specified matters.

Dividends. The holders of each share of the Series A Preferred Stock then outstanding are entitled to receive cumulative cash dividends at an annual dividend rate of 8.0%, payable quarterly on the last day of March, June, September, and December of each year, which may be payable in kind or in cash at the option of the Company

Liquidation, Dissolution, or Winding Up. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), bankruptcy event, or change of control, the holders of shares of Series A Preferred Stock will be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the purchase price per warrant to purchase Series A Preferred Stock paid for by the holders of Series A Preferred Stock (adjusted for any stock splits, stock dividends, recapitalizations, or similar transaction with respect to the Series A Preferred Stock) (the “Liquidation Value”) for each share of Series A Preferred Stock before any distribution or payment will be made to the holders of any Junior Securities, and if the assets of the Company will be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of shares of Series A Preferred Stock will be ratably distributed among such holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

Conversion Rights. The holders of shares of Series A Preferred Stock have the right to convert all or any portion of the outstanding shares of Series A Preferred Stock held by such holder multiplied by the Liquidation Value into shares of the Company’s common stock at the initial conversion price equal to 120% of the 20-day volume weighted average price (“VWAP”) per share of Common Stock immediately preceding the initial closing in which the warrants to purchase Series A Preferred Stock were first issued to such holders (the “Conversion Price”), with automatic conversion at the Conversion Price upon (i) the conversion of the shares of Series A Preferred Stock by a then majority of holders of Series A Preferred Stock (the “Majority Holders”), (ii) the affirmative vote or written consent by the Majority Holder to convert all outstanding shares of Series A Preferred Stock, and (iii) on the fifth (5th) anniversary of the initial closing date in which the warrants to purchase Series A Preferred Stock are first issued to such holders of Series A Preferred Stock.

Adjustments to Conversion Price and Conversion Shares. The Conversion Price is subject to standard weighted average anti-dilution protection, and anti-dilution protection against issuance of securities by the Company in certain incidences, such as (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, Common Stock, and (ii) in the event of any capital reorganization, reclassification of the capital stock, consolidation or merger of the Company.

Removal of Directors by Stockholders

Our Bylaws provide that subject to any limitations in our Articles of Incorporation, directors may be removed by a vote not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote thereon, at a special meeting of the stockholders called for that purpose.

Vacancy on Board of Directors

Our Bylaws provide that any vacancy occurring in the Board may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board.

Anti-Takeover Provisions Under The Nevada Revised Statutes

The State of Nevada, where we are incorporated, has enacted statutes that could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. We have not opted out of these statutes.

Business Combinations. Sections 78.411 to 78.444 of the Nevada Revised Statues (the “NRS”) prohibit a Nevada corporation from engaging in a “combination” with an “interested stockholder” for three years following the date that such person becomes an interested stockholder and place certain restrictions on such combinations even after the expiration of the three-year period. With certain exceptions, an interested stockholder is a person or group that owns 10% or more of the corporation’s outstanding voting power (including stock with respect to which the person has voting rights and any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding or upon the exercise of conversion or exchange rights) or is an affiliate or associate of the corporation and was the owner of 10% or more of such voting stock at any time within the previous three years.

Control Shares. Sections 78.378 to 78.3793 of the NRS provides that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other stockholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person.

Dissenters’ Rights of Appraisal and Payment

Under Nevada law, with certain exceptions, as long as shares of our common stock are traded on the Nasdaq Capital Market, holders of shares of our common stock will not have dissenters’ rights to payment of an appraised fair market value for such shares in connection with a plan of merger, conversion, or exchange unless such action requires holders of a class or series of shares to accept for such shares anything other than cash, certain publicly traded shares or securities of certain investment companies redeemable at the option of the holder. To the extent that dissenters’ rights may be available under Nevada law, stockholders who properly request and perfect such rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Nevada Court.

Stockholders’ Derivative Actions

Under Nevada law, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action was a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Nevada Court.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is Issuer Direct Corporation, 1 Glenwood Ave Suite 1001, Raleigh, NC 27603.

Exchange Listing

Our common stock is currently listed on the Nasdaq Capital Market under the symbol “FLUX.”